EXHIBIT 13.1

TRANSCANADA CORPORATION – SECOND QUARTER 2012

Quarterly Report to Shareholders

Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) dated July 26, 2012 should be read in conjunction with the accompanying unaudited Condensed Consolidated Financial Statements of TransCanada Corporation (TransCanada or the Company) for the three and six months ended June 30, 2012.  The condensed consolidated financial statements of the Company have been prepared in accordance with United States (U.S.) generally accepted accounting principles (U.S. GAAP). Comparative figures, which were previously presented in accordance with Canadian generally accepted accounting principles as defined in Part V of the Canadian Institute of Chartered Accountants Handbook (CGAAP), have been adjusted as necessary to be compliant with the Company’s accounting policies under U.S. GAAP, which is discussed further in the Changes in Accounting Policies section in this MD&A.  This MD&A should also be read in conjunction with the audited Consolidated Financial Statements and notes thereto, and the MD&A contained in TransCanada's 2011 Annual Report, as prepared in accordance with CGAAP, for the year ended December 31, 2011.  Additional information relating to TransCanada, including the Company's Annual Information Form and other continuous disclosure documents, is available on SEDAR at www.sedar.com under TransCanada Corporation’s profile.  "TransCanada" or "the Company" includes TransCanada Corporation and its subsidiaries, unless otherwise indicated. Amounts are stated in Canadian dollars unless otherwise indicated.  Abbreviations and acronyms used but not otherwise defined in this MD&A are identified in the Glossary of Terms contained in TransCanada’s 2011 Annual Report.

Forward-Looking Information

This MD&A contains certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "will", "should", "estimate", "project", "outlook", "forecast", "intend", "target", "plan" or other similar words are typically used to identify such forward-looking information.  Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future plans and financial outlook.  Forward-looking statements in this document may include, but are not limited to, statements regarding:

•	anticipated business prospects;
•	financial performance of TransCanada and its subsidiaries and affiliates;
•	expectations or projections about strategies and goals for growth and expansion;
•	expected cash flows;
•	expected costs;
•	expected costs for projects under construction;
•	expected schedules for planned projects (including anticipated construction and completion dates);
•	expected regulatory processes and outcomes;
•	expected outcomes with respect to legal proceedings, including arbitration;
•	expected capital expenditures and contractual obligations;
•	expected operating and financial results; and

SECOND QUARTER REPORT 2012
TRANSCANADA [2

•	expected impact of future commitments and contingent liabilities.

These forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and, as such, are not guarantees of future performance.  By their nature, forward-looking statements are subject to various assumptions, risks and uncertainties which could cause TransCanada's actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such statements.

Key assumptions on which TransCanada’s forward-looking statements are based include, but are not limited to, assumptions about:

•	commodity and capacity prices;
•	inflation rates;
•	timing of debt issuances and hedging;
•	regulatory decisions and outcomes;
•	arbitration decisions and outcomes;
•	foreign exchange rates;
•	interest rates;
•	tax rates;
•	planned and unplanned outages and utilization of the Company’s pipeline and energy assets;
•	asset reliability and integrity;
•	access to capital markets;
•	anticipated construction costs, schedules and completion dates; and
•	acquisitions and divestitures.

The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

•	the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits;
•	the operating performance of the Company's pipeline and energy assets;
•	the availability and price of energy commodities;
•	amount of capacity payments and revenues from the Company’s energy business;
•	regulatory decisions and outcomes;
•	outcomes with respect to legal proceedings, including arbitration;
•	counterparty performance;
•	changes in environmental and other laws and regulations;
•	competitive factors in the pipeline and energy sectors;
•	construction and completion of capital projects;
•	labour, equipment and material costs;
•	access to capital markets;
•	interest and currency exchange rates;
•	weather;
•	technological developments; and
•	economic conditions in North America.

Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC).

SECOND QUARTER REPORT 2012
TRANSCANADA [3

Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this MD&A or otherwise stated, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to publicly update or revise any forward-looking information in this MD&A or otherwise stated, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures

TransCanada uses the measures Comparable Earnings, Comparable Earnings per Share, Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), Comparable EBITDA, Earnings Before Interest and Taxes (EBIT), Comparable EBIT, Comparable Interest Expense, Comparable Interest Income and Other, Comparable Income Taxes and Funds Generated from Operations in this MD&A. These measures do not have any standardized meaning as prescribed by U.S. GAAP. They are, therefore, considered to be non-GAAP measures and are unlikely to be comparable to similar measures presented by other entities. Management of TransCanada uses these non-GAAP measures to improve its ability to compare financial results among reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations. These non-GAAP measures are also provided to readers as additional information on TransCanada’s operating performance, liquidity and ability to generate funds to finance operations.

EBITDA is an approximate measure of the Company’s pre-tax operating cash flow and is generally used to better measure performance and evaluate trends of individual assets. EBITDA comprises earnings before deducting interest and other financial charges, income taxes, depreciation and amortization, net income attributable to non-controlling interests and preferred share dividends. EBITDA includes income from equity investments. EBIT is a measure of the Company’s earnings from ongoing operations and is generally used to better measure performance and evaluate trends within each segment. EBIT comprises earnings before deducting interest and other financial charges, income taxes, net income attributable to non-controlling interests and preferred share dividends. EBIT includes income from equity investments.

Comparable Earnings, Comparable EBITDA, Comparable EBIT, Comparable Interest Expense, Comparable Interest Income and Other, and Comparable Income Taxes comprise Net Income Applicable to Common Shares, EBITDA, EBIT, Interest Expense, Interest Income and Other, and Income Taxes, respectively, and are adjusted for specific items that are significant but are not reflective of the Company’s underlying operations in the period. Specific items are subjective, however, management uses its judgement and informed decision-making when identifying items to be excluded in calculating these non-GAAP measures, some of which may recur. Specific items may include but are not limited to certain fair value adjustments relating to risk management activities, income tax adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, and write-downs of assets and investments.  These non-GAAP measures are calculated on a consistent basis from period to period.  The specific items for which such measures are adjusted in each applicable period may only be relevant in certain periods and are disclosed in the Reconciliation of Non-GAAP Measures table in this MD&A.

The Company engages in risk management activities to reduce its exposure to certain financial and commodity price risks by utilizing derivatives. The risk management activities which TransCanada excludes from Comparable Earnings provide effective economic hedges but do not meet the specific criteria for hedge accounting treatment and, therefore, changes in their fair values are recorded in Net Income each year. The unrealized gains or losses from changes in the fair value of these derivative contracts are not considered to be representative of the underlying operations in the current period or the positive margin that will be realized upon settlement. As a result, these amounts have been excluded in the determination of Comparable Earnings.

SECOND QUARTER REPORT 2012
TRANSCANADA [4

The Reconciliation of Non-GAAP Measures table in this MD&A presents a reconciliation of these non-GAAP measures to Net Income Attributable to Common Shares. Comparable Earnings per Common Share is calculated by dividing Comparable Earnings by the weighted average number of common shares outstanding for the period.

Funds Generated from Operations comprise Net Cash Provided by Operations before changes in operating working capital and allows management to better measure consolidated operating cash flow, excluding fluctuations from working capital balances which may not necessarily be reflective of underlying operations in the same period. A reconciliation of Funds Generated from Operations to Net Cash Provided by Operations is presented in the Summarized Cash Flow table in the Liquidity and Capital Resources section in this MD&A.

SECOND QUARTER REPORT 2012
TRANSCANADA [5
Reconciliation of Non-GAAP Measures

Three months ended June 30 (unaudited)	Natural Gas Pipelines		Oil Pipelines		Energy		Corporate		Total
(millions of dollars)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Comparable EBITDA	666	688	176	153	170	248	(15)	(15)	997	1,074
Depreciation and amortization	(234)	(229)	(36)	(34)	(72)	(63)	(4)	(4)	(346)	(330)
Comparable EBIT	432	459	140	119	98	185	(19)	(19)	651	744
Other Income Statement Items
Comparable interest expense									(239)	(236)
Comparable interest income and other									19	28
Comparable income taxes									(91)	(139)
Net income attributable to non-controlling interests									(26)	(28)
Preferred share dividends									(14)	(14)
Comparable Earnings									300	355

Specific items (net of tax):
Sundance A PPA arbitration decision									(15)	-
Risk management activities(1)									(13)	(2)
Net Income Attributable to Common Shares									272	353

Three months ended June 30
(unaudited) (millions of dollars)	2012	2011

Comparable Interest Expense	(239)	(236)
Specific item:
Risk management activities(1)	-	1
Interest Expense	(239)	(235)

Comparable Interest Income and Other	19	28
Specific item:
Risk management activities(1)	(14)	(3)
Interest Income and Other	5	25

Comparable Income Taxes	(91)	(139)
Specific items:
Income taxes attributable to Sundance A PPA arbitration decision	5	-
Income taxes attributable to risk management activities(1)	1	1
Income Taxes Expense	(85)	(138)

Comparable Earnings per Common Share	$0.43	$0.51
Specific items (net of tax):
Sundance A PPA arbitration decision	(0.02)	-
Risk management activities	(0.02)	(0.01)
Net Income per Share	$0.39	$0.50

(1)	Three months ended June 30
	(unaudited)(millions of dollars)	2012	2011

	Risk Management Activities Gains/(Losses):
	Canadian Power	1	1
	U.S. Power	16	1
	Natural Gas Storage	(17)	(3)
	Interest rate	-	1
	Foreign exchange	(14)	(3)
	Income taxes attributable to risk management activities	1	1
	Risk Management Activities	(13)	(2)

SECOND QUARTER REPORT 2012
TRANSCANADA [6
Reconciliation of Non-GAAP Measures

Six months ended June 30 (unaudited)	Natural Gas Pipelines		Oil Pipelines		Energy		Corporate		Total
(millions of dollars)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Comparable EBITDA	1,391	1,461	349	252	414	562	(44)	(39)	2,110	2,236
Depreciation and amortization	(466)	(457)	(72)	(57)	(145)	(129)	(7)	(7)	(690)	(650)
Comparable EBIT	925	1,004	277	195	269	433	(51)	(46)	1,420	1,586
Other Income Statement Items
Comparable interest expense									(481)	(446)
Comparable interest income and other									44	56
Comparable income taxes									(231)	(326)
Net income attributable to non-controlling interests									(61)	(64)
Preferred share dividends									(28)	(28)
Comparable Earnings									663	778

Specific items (net of tax):
Sundance A PPA arbitration decision									(15)	-
Risk management activities(1)									(24)	(14)
Net Income Attributable to Common Shares									624	764

Six months ended June 30
(unaudited) (millions of dollars)	2012	2011

Comparable Interest Expense	(481)	(446)
Specific item:
Risk management activities(1)	-	-
Interest Expense	(481)	(446)

Comparable Interest Income and Other	44	56
Specific item:
Risk management activities(1)	(8)	(1)
Interest Income and Other	36	55

Comparable Income Taxes	(231)	(326)
Specific items:
Income taxes attributable to Sundance A PPA arbitration decision	5	-
Income taxes attributable to risk management activities(1)	12	8
Income Taxes Expense	(214)	(318)

Comparable Earnings per Common Share	$0.94	$1.11
Specific items (net of tax):
Sundance A PPA arbitration decision	(0.02)	-
Risk management activities	(0.03)	(0.02)
Net Income per Share	$0.89	$1.09

(1)	Six months ended June 30
	(unaudited)(millions of dollars)	2012	2011

	Risk Management Activities Gains/(Losses):
	Canadian Power	(1)	1
	U.S. Power	(16)	(12)
	Natural Gas Storage	(11)	(10)
	Interest rate	-	-
	Foreign exchange	(8)	(1)
	Income taxes attributable to risk management activities	12	8
	Risk Management Activities	(24)	(14)

SECOND QUARTER REPORT 2012
TRANSCANADA [7

Consolidated Results of Operations

Second Quarter Results

Comparable Earnings in second quarter 2012 were $300 million or $0.43 per share compared to $355 million or $0.51 per share for the same period in 2011.  Results for second quarter 2012 included an after-tax charge of $37 million ($50 million pre-tax) related to the impact of the Sundance A power purchase arrangement (PPA) arbitration decision which was received in July 2012.  Of this amount, $15 million ($20 million pre-tax) is excluded from Comparable Earnings as it relates to amounts recorded in fourth quarter 2011 and $22 million ($30 million pre-tax) is included in Comparable Earnings as it relates to amounts recorded in first quarter 2012.  In addition, the Company did not recognize any pre-tax income from the Sundance A PPA in second quarter 2012 or in the first six months of 2012.  Refer to the Recent Developments section of this MD&A for further discussion regarding the Sundance A PPA arbitration decision. Comparable Earnings also excluded net unrealized after-tax losses of $13 million ($14 million pre-tax) (2011 – losses of $2 million after tax ($3 million pre-tax)) resulting from changes in the fair value of certain risk management activities.

Comparable Earnings decreased $55 million or $0.08 per share in second quarter 2012 compared to the same period in 2011 and reflected the following:

•	decreased Canadian Natural Gas Pipelines Comparable net income primarily due to lower earnings from the Canadian Mainline which excluded incentive earnings and reflected a lower investment base;

•
decreased U.S. and International Natural Gas Pipelines EBIT which reflected lower earnings from ANR as well as the impact of uncontracted capacity and capacity sold at lower rates on Great Lakes, partially offset by incremental earnings from the Guadalajara pipeline which was placed in service in June 2011;

•
increased Oil Pipelines Comparable EBIT which reflected higher final fixed tolls for the Wood River/Patoka section of the Keystone Pipeline system which came into effect in May 2011, as well as higher volumes;

•
decreased Energy Comparable EBIT primarily due to the impacts of the Sundance A PPA arbitration decision, lower realized power prices in U.S. Power and reduced waterflows at the U.S. hydro facilities, as well as lower volumes generated under Alberta PPAs, partially offset by higher contributions from Eastern Power due to higher Bécancour contractual earnings, and incremental earnings from Montagne-Sèche and phase one of Gros-Morne at Cartier Wind which were both placed in service in November 2011, and an increase in Equity Income from Bruce Power primarily due to lower lease and operating costs;

•
decreased Comparable Interest Income and Other due to lower realized gains in 2012 compared to 2011 on derivatives used to manage the Company’s exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income; and

•
decreased Comparable Income Taxes primarily due to lower pre-tax earnings in 2012 compared to 2011, partially offset by changes in the proportion of income earned between Canadian and foreign jurisdictions.

Comparable Earnings in the first six months of 2012 were $663 million or $0.94 per share compared to $778 million or $1.11 per share for the same period in 2011.  Comparable Earnings in the first six months of 2012 excluded the after-tax charge of $15 million ($20 million pre-tax) related to the Sundance A PPA arbitration decision recorded in second quarter 2012 and net unrealized after-tax losses of $24 million ($36 million pre-tax) (2011 – losses of $14 million after tax ($22 million pre-tax)) resulting from changes in the fair value of certain risk management activities.

SECOND QUARTER REPORT 2012
TRANSCANADA [8

Comparable Earnings decreased $115 million or $0.17 per share for the first six months of 2012 compared to the same period in 2011 and reflected the following:

•	decreased Canadian Natural Gas Pipelines Comparable net income primarily due to lower earnings from the Canadian Mainline which excluded incentive earnings and reflected a lower investment base;

•
decreased U.S. and International Natural Gas Pipelines EBIT which reflected lower revenue resulting from uncontracted capacity and lower rates on Great Lakes as well as lower earnings from ANR, partially offset by incremental earnings from the Guadalajara pipeline, which was placed in service in June 2011;

•
increased Oil Pipelines Comparable EBIT as the Company commenced recording earnings from the Keystone Pipeline System in February 2011 and higher final fixed tolls for the Wood River/Patoka section which came into effect in May 2011, as well as higher volumes;

•
decreased Energy Comparable EBIT primarily as a result of not recognizing earnings from the Sundance A PPA in 2012 following the arbitration decision, lower realized power prices and reduced waterflows at U.S. hydro facilities, a decrease in Equity Income from Bruce Power primarily due to lower volumes resulting from increased planned outage days and lower Natural Gas Storage revenue, partially offset by higher contributions from Eastern Power primarily due to higher Bécancour contractual earnings and incremental earnings from Montagne-Sèche and phase one of Gros-Morne which were placed in service in November 2011;

•
increased Comparable Interest Expense due to incremental interest expense on debt issues, lower capitalized interest for assets placed in service and the negative impact of a stronger U.S. dollar on U.S. dollar-denominated interest;

•
decreased Comparable Interest Income and Other due to lower realized gains on derivatives used to manage the Company’s exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income in 2012 compared to 2011; and

•	decreased Comparable Income Taxes primarily due to lower pre-tax earnings in 2012 compared to 2011, and changes in the proportion of income earned between Canadian and foreign jurisdictions.

U.S. Dollar-Denominated Balances

On a consolidated basis, the impact of changes in the value of the U.S. dollar on U.S. operations is partially offset by other U.S. dollar-denominated items as set out in the following table.  The resultant pre-tax net exposure is managed using derivatives, further reducing the Company’s exposure to changes in Canadian-U.S. foreign exchange rates.  The average exchange rates to convert a U.S. dollar to a Canadian dollar for the three and six months ended June 30, 2012 were 1.01 and 1.01, respectively (2011 – 0.97 and 0.98, respectively).

SECOND QUARTER REPORT 2012

TRANSCANADA [9

Summary of Significant U.S. Dollar-Denominated Amounts

	Three months ended		Six months ended
(unaudited)	June 30		June 30
(millions of U.S. dollars)	2012	2011	2012	2011

U.S. Natural Gas Pipelines Comparable EBIT(1)	147	169	362	412
U.S. Oil Pipelines Comparable EBIT(1)	88	81	177	132
U.S. Power Comparable EBIT(1)	8	65	14	97
Interest on U.S. dollar-denominated long-term debt	(183)	(180)	(369)	(362)
Capitalized interest on U.S. capital expenditures	27	25	53	72
U.S. non-controlling interests and other	(45)	(44)	(96)	(95)
	42	116	141	256

(1)	Refer to the Non-GAAP Measures section in this MD&A for further discussion of Comparable EBIT.

SECOND QUARTER REPORT 2012
TRANSCANADA [10

Natural Gas Pipelines

Natural Gas Pipelines’ Comparable EBIT was $432 million and $925 million in the three and six months ended June 30, 2012, respectively, compared to $459 million and $1.0 billion, respectively, for the same periods in 2011.

Natural Gas Pipelines Results

	Three months ended		Six months ended
(unaudited)	June 30		June 30
(millions of dollars)	2012	2011	2012	2011

Canadian Natural Gas Pipelines
Canadian Mainline	247	267	497	532
Alberta System	183	181	360	366
Foothills	30	32	61	65
Other (TQM(1), Ventures LP)	7	9	15	17
Canadian Natural Gas Pipelines Comparable EBITDA(2)	467	489	933	980
Depreciation and amortization(3)	(177)	(178)	(354)	(356)
Canadian Natural Gas Pipelines Comparable EBIT(2)	290	311	579	624

U.S. and International Natural Gas Pipelines (in U.S. dollars)
ANR	53	69	150	178
GTN(4)	26	31	56	76
Great Lakes(5)	17	25	35	55
TC PipeLines, LP(1)(6)(7)	18	19	38	42
Other U.S. Pipelines (Iroquois(1), Bison(8), Portland(7)(9))	23	26	57	62
International (Tamazunchale, Guadalajara(10), TransGas(1), Gas Pacifico/INNERGY(1))	30	15	58	25
General, administrative and support costs(11)	(2)	(2)	(4)	(4)
Non-controlling interests(7)	38	39	83	82
U.S. and International Natural Gas Pipelines Comparable EBITDA(2)	203	222	473	516
Depreciation and amortization(3)	(56)	(53)	(111)	(104)
U.S. and International Natural Gas Pipelines Comparable EBIT(2)	147	169	362	412
Foreign exchange	2	(6)	2	(9)
U.S. and International Natural Gas Pipelines Comparable EBIT(2) (in Canadian dollars)	149	163	364	403

Natural Gas Pipelines Business Development Comparable EBITDA and EBIT(2)	(7)	(15)	(18)	(23)

Natural Gas Pipelines Comparable EBIT(2)	432	459	925	1,004

Summary:
Natural Gas Pipelines Comparable EBITDA(2)	666	688	1,391	1,461
Depreciation and amortization(3)	(234)	(229)	(466)	(457)
Natural Gas Pipelines Comparable EBIT(2)	432	459	925	1,004

(1)	Results from TQM, Northern Border, Iroquois, TransGas and Gas Pacifico/INNERGY reflect the Company’s share of equity income from these investments.
(2)	Refer to the Non-GAAP Measures section in this MD&A for further discussion of Comparable EBITDA and Comparable EBIT.
(3)	Does not include depreciation and amortization from equity investments.

SECOND QUARTER REPORT 2012
TRANSCANADA [11

(4)	Results reflect TransCanada’s direct ownership interest of 75 per cent effective May 2011 and 100 per cent prior to that date.
(5)	Represents TransCanada’s 53.6 per cent direct ownership interest.
(6)
Effective May 2011, TransCanada’s ownership interest in TC PipeLines, LP decreased from 38.2 per cent to 33.3 per cent.  As a result, the TC PipeLines, LP results include TransCanada’s decreased ownership in TC PipeLines, LP and TransCanada’s effective ownership through TC PipeLines, LP of 8.3 per cent of each of GTN and Bison since May 2011.

(7)	Non-Controlling Interests reflects Comparable EBITDA for the portions of TC PipeLines, LP and Portland not owned by TransCanada.
(8)
Results reflect TransCanada’s direct ownership of 75 per cent of Bison effective May 2011 when 25 per cent was sold to TC PipeLines, LP and 100 per cent since January 2011 when Bison was placed in service.

(9)	Represents TransCanada’s 61.7 per cent ownership interest.
(10)	Includes Guadalajara’s operations since June 2011.
(11)	Represents General, Administrative and Support Costs associated with certain of TransCanada’s pipelines.

Net Income for Wholly Owned Canadian Natural Gas Pipelines

	Three months ended		Six months ended
(unaudited)	June 30		June 30
(millions of U.S. dollars)	2012	2011	2012	2011

Canadian Mainline	46	63	93	125
Alberta System	52	50	100	98
Foothills	4	6	9	12

Canadian Natural Gas Pipelines

Canadian Mainline’s net income of $46 million and $93 million in the three and six months ended June 30, 2012, respectively, decreased $17 million and $32 million from $63 million and $125 million in the same periods in 2011. Canadian Mainline’s net income for the three and six months ended June 30, 2011 included incentive earnings earned under an incentive arrangement in the five-year tolls settlement which expired December 31, 2011. Absent a National Energy Board (NEB) decision with respect to 2012 tolls, Canadian Mainline’s 2012 year-to-date results reflect the last approved rate of return on common equity of 8.08 per cent on deemed common equity of 40 per cent and exclude incentive earnings. In addition, Canadian Mainline’s 2012 year-to-date net income decreased compared to the prior year as a result of a lower average investment base.

The Alberta System’s net income in the three and six months ended June 30, 2012 was $52 million and $100 million, respectively, compared to $50 million and $98 million for the same periods in 2011. The positive impact on 2012 net income from a higher average investment base was partially offset by lower incentive earnings.

EBITDA from the Canadian Mainline and the Alberta System reflect the net income variances discussed above as well as variances in depreciation, financial charges and income taxes which are recovered in revenue on a flow-through basis and, therefore, do not impact net income.

U.S. and International Natural Gas Pipelines

ANR’s Comparable EBITDA in the three and six months ended June 30, 2012 was US$53 million and US$150 million, respectively, compared to US$69 million and US$178 million for the same periods in 2011. The decreases were primarily due to lower transportation and storage revenues, a second quarter 2011 settlement with a counterparty and lower incidental commodity sales.

GTN’s Comparable EBITDA in the three and six months ended June 30, 2012 was US$26 million and US$56 million, respectively, compared to US$31 million and US$76 million for the same periods in 2011. The decreases were primarily due to TransCanada’s sale of a 25 per cent interest in GTN to TC PipeLines, LP in May 2011 as well as lower contracted transportation revenues.

SECOND QUARTER REPORT 2012
TRANSCANADA [12

Great Lakes’ Comparable EBITDA in the three and six months ended June 30, 2012 was US$17 million and US$35 million, respectively, compared to US$25 million and US$55 million for the same periods in 2011. The decreases were due to lower transportation revenue resulting from unsold long-term, long-haul winter capacity as well as summer capacity sold under short-term contracts at lower rates compared to the same period in 2011.

International Comparable EBITDA increased US$15 million and US$33 million for the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011. The increases were primarily due to incremental earnings from the Guadalajara pipeline, which was placed in service in June 2011.

Business Development

Natural Gas Pipelines’ Business Development Comparable EBITDA loss from business development expenses decreased $8 million and $5 million in the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011. The decreases in business development costs were primarily related to reduced activity in 2012 for the Alaska Pipeline project and a levy charged by the NEB in March 2011 to recover the Aboriginal Pipeline Group’s proportionate share of costs relating to the Mackenzie Gas Project hearings.

Depreciation and Amortization

Natural Gas Pipelines’ Depreciation and Amortization increased $5 million and $9 million for the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011. The increases were primarily due to incremental depreciation for the Guadalajara pipeline which was placed in service in June 2011.

Operating Statistics

Six months ended June 30	Canadian Mainline(1)		Alberta System(2)		ANR(3)
(unaudited)	2012	2011	2012	2011	2012	2011

Average investment base (millions of dollars)	5,775	6,328	5,359	4,993	n/a	n/a
Delivery volumes (Bcf)
Total	804	1,059	1,844	1,788	844	870
Average per day	4.4	5.9	10.1	9.9	4.6	4.8

(1)
Canadian Mainline’s throughput volumes in the above table reflect physical deliveries to domestic and export markets. Canadian Mainline’s physical receipts originating at the Alberta border and in Saskatchewan for the six months ended June 30, 2012 were 455 billion cubic feet (Bcf) (2011 – 643 Bcf); average per day was 2.5 Bcf (2011 – 3.6 Bcf).

(2)	Field receipt volumes for the Alberta System for the six months ended June 30, 2012 were 1,856 Bcf (2011 – 1,733 Bcf); average per day was 10.2 Bcf (2011 – 9.6 Bcf).
(3)	Under its current rates, which are approved by the FERC, ANR’s results are not impacted by changes in its average investment base.

Oil Pipelines

Oil Pipelines Comparable EBIT for the three and six months ended June 30, 2012 was $140 million and $277 million, respectively, compared to $119 million and $195 million for the same periods in 2011.

SECOND QUARTER REPORT 2012
TRANSCANADA [13

Oil Pipelines Results

	Three months ended		Six months	Five months
(unaudited)	June 30		ended June 30	ended June 30
(millions of dollars)	2012	2011	2012	2011

Keystone Pipeline System	178	154	352	253
Oil Pipeline Business Development	(2)	(1)	(3)	(1)
Oil Pipelines Comparable EBITDA(1)	176	153	349	252
Depreciation and amortization	(36)	(34)	(72)	(57)
Oil Pipelines Comparable EBIT(1)	140	119	277	195

Comparable EBIT denominated as follows:
Canadian dollars	51	41	99	67
U.S. dollars	88	81	177	132
Foreign exchange	1	(3)	1	(4)
Oil Pipelines Comparable EBIT(1)	140	119	277	195

(1)	Refer to the Non-GAAP Measures section in this MD&A for further discussion of Comparable EBITDA and Comparable EBIT.

Keystone Pipeline System

The Keystone Pipeline System’s Comparable EBITDA of $178 million and $352 million for the three and six months ended June 30, 2012, respectively, increased $24 million and $99 million, compared to 2011.  These increases reflected higher contracted revenues resulting primarily from the incremental impact of higher final fixed tolls which came into effect in May 2011 on the Wood River/Patoka section of the system, higher volumes and six months of earnings being recorded in 2012 compared to five months in 2011.

EBITDA from the Keystone Pipeline System is primarily generated from payments received under long-term commercial arrangements for committed capacity that are not dependant on actual throughput.  Uncontracted capacity is offered to the market on a spot basis and, when capacity is available, provides opportunities to generate incremental EBITDA.

Depreciation and Amortization

Oil Pipelines depreciation and amortization increased $15 million for the six months ended June 30, 2012 compared to the same period in 2011 and primarily reflected six months of operations compared to five months in 2011 for the Wood River/Patoka and Cushing Extension sections of the Keystone Pipeline System.

Operating Statistics

	Three months ended		Six months	Five months
	June 30		ended June 30	ended June 30
(unaudited)	2012	2011	2012	2011

Delivery volumes (thousands of barrels)(1)
Total	45,933	30,167	94,697	52,633
Average per day	505	332	520	351

(1)	Delivery volumes reflect physical deliveries.

SECOND QUARTER REPORT 2012
TRANSCANADA [14

Energy

Energy’s Comparable EBIT was $98 million and $269 million for the three and six months ended June 30, 2012, respectively, compared to $185 million and $433 million, respectively, for the same periods in 2011.

Energy Results

	Three months ended		Six months ended
(unaudited)	June 30		June 30
(millions of dollars)	2012	2011	2012	2011

Canadian Power
Western Power(1)(2)	27	72	158	191
Eastern Power(1)(3)	73	67	166	143
Bruce Power(1)	31	21	18	64
General, administrative and support costs	(11)	(9)	(22)	(17)
Canadian Power Comparable EBITDA(4)	120	151	320	381
Depreciation and amortization(5)	(39)	(35)	(79)	(69)
Canadian Power Comparable EBIT(4)	81	116	241	312

U.S. Power (in U.S. dollars)
Northeast Power	49	99	95	170
General, administrative and support costs	(11)	(10)	(21)	(19)
U.S. Power Comparable EBITDA(4)	38	89	74	151
Depreciation and amortization	(30)	(24)	(60)	(54)
U.S. Power Comparable EBIT(4)	8	65	14	97
Foreign exchange	1	(3)	1	(3)
U.S. Power Comparable EBIT(4) (in Canadian dollars)	9	62	15	94

Natural Gas Storage
Alberta Storage(1)	19	20	34	50
General, administrative and support costs	(2)	(3)	(4)	(5)
Natural Gas Storage Comparable EBITDA(4)	17	17	30	45
Depreciation and amortization(5)	(3)	(4)	(6)	(7)
Natural Gas Storage Comparable EBIT(4)	14	13	24	38

Energy Business Development Comparable EBITDA and EBIT(1)(4)	(6)	(6)	(11)	(11)

Energy Comparable EBIT(1)(4)	98	185	269	433

Summary:
Energy Comparable EBITDA(4)	170	248	414	562
Depreciation and amortization(5)	(72)	(63)	(145)	(129)
Energy Comparable EBIT(4)	98	185	269	433

(1)	Results from ASTC Power Partnership, Portlands Energy, Bruce Power and CrossAlta reflect the Company’s share of equity income from these investments.
(2)	Includes Coolidge effective May 2011.
(3)	Includes Montagne-Sèche and phase one of Gros-Morne at Cartier Wind effective November 2011.
(4)	Refer to the Non-GAAP Measures section in this MD&A for further discussion of Comparable EBITDA and Comparable EBIT.
(5)	Does not include depreciation and amortization of equity investments.

SECOND QUARTER REPORT 2012
TRANSCANADA [15

Canadian Power

Western and Eastern Canadian Power Comparable EBIT(1)(2)(3)

	Three months ended		Six months ended
(unaudited)	June 30		June 30
(millions of dollars)	2012	2011	2012	2011

Revenue
Western Power(2)	106	143	330	364
Eastern Power(3)	98	91	201	187
Other(4)	22	17	47	40
	226	251	578	591

(Loss)/Income from Equity Investments(5)	(6)	19	17	46

Commodity Purchases Resold
Western power	(43)	(72)	(137)	(176)
Other(6)	-	(4)	(2)	(9)
	(43)	(76)	(139)	(185)

Plant operating costs and other	(47)	(55)	(102)	(118)
Sundance A PPA arbitration decision(7)	(30)	-	(30)	-
General, administrative and support costs	(11)	(9)	(22)	(17)
Comparable EBITDA(1)	89	130	302	317
Depreciation and amortization	(39)	(35)	(79)	(69)
Comparable EBIT(1)	50	95	223	248

(1)	Refer to the Non-GAAP Measures section in this MD&A for further discussion of Comparable EBITDA and Comparable EBIT.
(2)	Includes Coolidge effective May 2011.
(3)	Includes Montagne-Sèche and phase one of Gros-Morne at Cartier Wind effective November 2011.
(4)	Includes sales of excess natural gas purchased for generation and thermal carbon black.
(5)	Results reflect equity income from TransCanada’s 50 per cent ownership interest in each of ASTC Power Partnership, which holds the Sundance B PPA, and Portlands Energy.
(6)	Includes the cost of excess natural gas not used in operations.
(7)	Refer to the Recent Developments section in this MD&A for more information regarding the Sundance A PPA arbitration decision.

SECOND QUARTER REPORT 2012
TRANSCANADA [16

Western and Eastern Canadian Power Operating Statistics(1)

	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2012	2011	2012	2011

Volumes (GWh)
Generation
Western Power(2)	654	626	1,325	1,307
Eastern Power(3)	907	770	2,050	1,848
Purchased
Sundance A, B and Sheerness PPAs(4)	1,295	1,855	3,334	3,960
Other purchases	1	55	46	143
	2,857	3,306	6,755	7,258
Contracted
Western Power(2)	1,741	1,919	4,036	4,074
Eastern Power(3)	907	770	2,050	1,848
Spot
Western Power	209	617	669	1,336
	2,857	3,306	6,755	7,258
Plant Availability(5)
Western Power(2)(6)	97%	97%	98%	97%
Eastern Power(3)(7)	78%	92%	85%	95%

(1)	Includes TransCanada’s share of Equity Investments’ volumes.
(2)	Includes Coolidge effective May 2011.
(3)	Includes Montagne-Sèche and phase one of Gros-Morne at Cartier Wind effective November 2011 and volumes related to TransCanada’s 50 per cent ownership interest in Portlands Energy.
(4)	Includes TransCanada’s 50 per cent ownership interest of Sundance B volumes through the ASTC Power Partnership. No volumes were delivered under the Sundance A PPA in 2012 or 2011.
(5)	Plant availability represents the percentage of time in a period that the plant is available to generate power regardless of whether it is running.
(6)	Excludes facilities that provide power under PPAs.
(7)	Bécancour has been excluded from the availability calculation as power generation has been suspended since 2008.

Western Power’s Comparable EBITDA of $27 million and $158 million for the three and six months ended June 30, 2012 decreased $45 million and $33 million compared to the same periods of 2011, respectively.

Throughout first quarter 2012, revenues and costs related to the Sundance A PPA had been recorded as though the outages of Units 1 and 2 were interruptions of supply.  As a result of the Sundance A PPA arbitration decision received in July 2012, a $30 million charge equivalent to the amount of pre-tax income recorded in first quarter 2012, was recorded in second quarter 2012.  In addition, no further revenues or costs related to the Sundance A PPA were recorded in second quarter 2012. Western Power’s Comparable EBITDA for the three and six months ended June 30, 2011 included $12 million and $51 million, respectively, of accrued earnings related to the Sundance A PPA.  Refer to the Recent Developments section in this MD&A for further discussion regarding the Sundance A PPA arbitration decision.

Western Power’s Comparable EBITDA in second quarter 2012 decreased $45 million compared to 2011 due to the charge related to the Sundance A PPA arbitration decision and not recognizing earnings from the Sundance A PPA in second quarter 2012 as well as lower PPA volumes primarily as a result of higher planned outage days, partially offset by the impact of incremental earnings from Coolidge which was placed in service in May 2011 and lower fuel costs.

SECOND QUARTER REPORT 2012
TRANSCANADA [17

Western Power’s Comparable EBITDA for the six months ended June 30, 2012 decreased $33 million compared to the same period in 2011.  The decrease reflected no EBITDA from the Sundance A PPA in 2012 as well as the impact of lower Sheerness PPA volumes, partially offset by incremental earnings from Coolidge, higher realized power prices and lower fuel costs.

Western Power Revenue of $106 million and $330 million for the three and six months ended June 30, 2012, respectively, decreased $37 million and $34 million, respectively, compared to the same periods in 2011 primarily due to not recognizing revenues in second quarter 2012 from the Sundance A PPA as well as lower Sheerness PPA volumes, partially offset by incremental earnings from Coolidge and higher realized power prices.  Average spot market power prices decreased 23 per cent to $40 per megawatt hour (MWh) and 26 per cent to $50 per MWh for the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011.  Despite the decrease in spot prices, Western Power earned a higher realized price for the three and six months ended June 30, 2012 as a result of contracting activities.

Western Power’s Commodity Purchases Resold of $43 million and $137 million for the three and six months ended June 30, 2012, respectively, decreased $29 million and $39 million, respectively, compared to the same periods in 2011, primarily due to not recognizing costs in second quarter 2012 from the Sundance A PPA as well as lower volumes purchased as a result of planned outages at Sheerness in 2012.

Eastern Power’s Comparable EBITDA of $73 million and $166 million for the three and six months ended June 30, 2012 increased $6 million and $23 million, respectively, compared to the same periods in 2011.  Similarly, Eastern Power’s Power Revenues of $98 million and $201 million for the three and six months ended June 30, 2012 increased $7 million and $14 million, respectively, compared to the same periods in 2011.  The increases were primarily due to higher Bécancour contractual earnings and incremental earnings from Montagne-Sèche and phase one of Gros-Morne at Cartier Wind, which were both placed in service in November 2011.

Income from Equity Investments decreased $25 million and $29 million for the three and six months ended June 30, 2012, respectively, to a loss of $6 million and income of $17 million, compared to the same periods in 2011.  The decreases were primarily due to lower earnings from the ASTC Power Partnership as a result of lower volumes and prices for the Sundance B PPA and lower earnings from Portlands Energy due to an unplanned outage in second quarter 2012.

Plant Operating Costs and Other, which includes fuel gas consumed in power generation, of $47 million and $102 million for the three and six months ended June 30, 2012, respectively, decreased $8 million and $16 million, compared to the same periods in 2011, primarily due to decreased natural gas fuel prices in 2012 compared to 2011.

Depreciation and amortization increased $4 million and $10 million in the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011 primarily due to incremental depreciation from Coolidge, Montagne-Sèche and phase one of Gros-Morne.

Plant availability for Eastern Power of 78 per cent in second quarter 2012 decreased compared to second quarter 2011 due to an unplanned outage at Portlands Energy.

Approximately 89 per cent of Western Power sales volumes were sold under contract in second quarter 2012, compared to 76 per cent in second quarter 2011.  While overall hedging levels were similar in both periods, the increased proportion of contracted volumes is a result of lower overall volumes primarily due to higher planned outages in 2012. To reduce its exposure to spot market prices in Alberta, as at June 30, 2012, Western Power had entered into fixed-price power sales contracts to sell approximately 4,500 gigawatt hours (GWh) for the remainder of 2012 and 7,000 GWh for 2013.

SECOND QUARTER REPORT 2012
TRANSCANADA [18

Eastern Power’s sales volumes were 100 per cent sold under contract and are expected to be fully contracted going forward.

Bruce Power Results

(TransCanada’s share)	Three months ended		Six months ended
(unaudited)	June 30		June 30
(millions of dollars unless otherwise indicated)	2012	2011	2012	2011

(Loss)/Income from Equity Investments(1)
Bruce A	(23)	14	(56)	32
Bruce B	54	7	74	32
	31	21	18	64
Comprised of:
Revenues	185	202	347	415
Operating expenses	(125)	(146)	(260)	(282)
Depreciation and other	(29)	(35)	(69)	(69)
	31	21	18	64

Bruce Power – Other Information
Plant availability(2)
Bruce A	57%	97%	53%	98%
Bruce B	95%	80%	91%	86%
Combined Bruce Power	84%	85%	72%	89%
Planned outage days
Bruce A	62	8	153	8
Bruce B	-	49	46	70
Unplanned outage days
Bruce A	-	5	-	9
Bruce B	19	19	23	27
Sales volumes (GWh)(1)
Bruce A	895	1,436	1,642	2,936
Bruce B	2,047	1,760	3,956	3,792
	2,942	3,196	5,598	6,728
Realized sales price per MWh
Bruce A	$68	$66	$67	$66
Bruce B(3)	$56	$55	$55	$54
Combined Bruce Power	$58	$59	$58	$58

(1)	Represents TransCanada’s 48.9 per cent ownership interest in Bruce A and 31.6 per cent ownership interest in Bruce B.
(2)	Plant availability represents the percentage of time in a year that the plant is available to generate power regardless of whether it is running.
(3)	Includes revenue received under the floor price mechanism and from contract settlements as well as volumes and revenues associated with deemed generation.

TransCanada’s Equity Income from Bruce A decreased $37 million and $88 million for the three and six months ended June 30, 2012, respectively, to losses of $23 million and $56 million compared to income of $14 million and $32 million for the same periods in 2011.  The decreases were primarily due to lower volumes resulting from the West Shift Plus planned outage on Unit 3 which commenced in November 2011 and was completed in June 2012.

SECOND QUARTER REPORT 2012
TRANSCANADA [19

TransCanada’s Equity Income from Bruce B for the three and six months ended June 30, 2012 of $54 million and $74 million, respectively, increased $47 million and $42 million, compared to the same periods in 2011.  The increases were primarily due to higher volumes and lower operating costs resulting from fewer planned outage days, and lower lease expense.  Provisions in the Bruce B lease agreement with Ontario Power Generation provide for a reduction in annual lease expense if the annual average Ontario spot price for electricity is less than $30 per MWh.  The average spot price has been below $30 per MWh for the first six months of 2012, and this is expected to continue throughout 2012.

Under a contract with the Ontario Power Authority (OPA), all output from Bruce A in second quarter 2012 was sold at a fixed price of $68.23 per MWh (before recovery of fuel costs from the OPA) compared to $66.33 per MWh in second quarter 2011.  Also under a contract with the OPA, all output from the Bruce B units was subject to a floor price of $51.62 per MWh in second quarter 2012 compared to $50.18 in second quarter 2011.  Both the Bruce A and Bruce B contract prices are adjusted annually for inflation on April 1.

Amounts received under the Bruce B floor price mechanism, within a calendar year, are subject to repayment if the monthly average spot price exceeds the floor price.  With respect to 2012, TransCanada currently expects spot prices to be less than the floor price for the year, therefore, no amounts recorded in revenues in 2012 are expected to be repaid.

Bruce B enters into fixed-price contracts whereby Bruce B receives or pays the difference between the contract price and the spot price.  Bruce B’s realized price increased by $1 per MWh to $56 per MWh and $55 per MWh in the three and six months ended June 30, 2012, respectively, and reflected revenues recognized from the floor price mechanism, contract sales and deemed generation.

The overall plant availability percentage in 2012 is expected to be in the low 60s for Bruce A Units 3 and 4.  Planned maintenance on one of the units at Bruce A is scheduled during the second half of 2012.  Bruce B’s overall plant availability percentage is expected to be in the mid 90s for the four units in 2012.

U.S. Power

U.S. Power Comparable EBIT(1)

	Three months ended		Six months ended
(unaudited)	June 30		June 30
(millions of U.S. dollars)	2012	2011	2012	2011

Revenues
Power(2)	192	224	353	479
Capacity	66	74	106	113
Other(3)	5	13	24	43
	263	311	483	635
Commodity purchases resold	(122)	(84)	(205)	(215)
Plant operating costs and other(3)	(92)	(128)	(183)	(250)
General, administrative and support costs	(11)	(10)	(21)	(19)
Comparable EBITDA(1)	38	89	74	151
Depreciation and amortization	(30)	(24)	(60)	(54)
Comparable EBIT(1)	8	65	14	97

(1)	Refer to the Non-GAAP Measures section in this MD&A for further discussion of Comparable EBITDA and Comparable EBIT.
(2)	The realized gains and losses from financial derivatives used to purchase and sell power, natural gas and fuel oil to manage U.S. Power’s assets are presented on a net basis in Power Revenues.
(3)	Includes revenues and costs related to a third-party service agreement at Ravenswood, the activity level of which was decreased in 2011.

SECOND QUARTER REPORT 2012
TRANSCANADA [20

U.S. Power Operating Statistics

	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2012	2011	2012	2011

Physical Sales Volumes (GWh)
Supply
Generation	1,787	1,941	2,941	3,232
Purchased	1,687	1,181	3,641	3,120
	3,474	3,122	6,582	6,352

Plant Availability(1)	82%	86%	81%	84%

(1)	Plant availability represents the percentage of time in a period that the plant is available to generate power regardless of whether it is running.

U.S Power’s Comparable EBITDA of US$38 million and US$74 million for the three and six months ended June 30, 2012, respectively, decreased US$51 million and US$77 million compared to the same periods in 2011.  The reductions were primarily due to lower realized power prices, which were negatively impacted by lower natural gas prices and lower power demand, higher load serving costs, and reduced water flows at the U.S. hydro facilities.

Physical sales volumes in second quarter 2012 increased compared to the same period in 2011 primarily due to higher purchased volumes resulting from new sales activity in the PJM and New England markets, while generation volumes decreased primarily due to lower hydro volumes.

U.S Power’s Power Revenue of US$192 million and US$353 million for the three and six months ended June 30, 2012, respectively, decreased US$32 million and US$126 million compared to the same periods in 2011.  The reduction was primarily due to lower realized power prices and lower volumes from the U.S. hydro facilities, partially offset by increased volumes of power purchased for resale.

Capacity Revenue of US$66 million and US$106 million for the three and six months ended June 30, 2012, respectively, decreased US$8 million and US$7 million compared to the same periods in 2011 due to lower realized capacity prices in New York and New England.

Commodity Purchases Resold for the three months ended June 30, 2012 of US$122 million increased US$38 million compared to the same period in 2011 due to higher volumes of power purchased for resale under power sales commitments to wholesale, commercial and industrial customers and higher load serving costs, partially offset by lower realized power prices. Commodity purchases resold for the six months ended June 30, 2012 of US$205 million decreased US$10 million compared to the same period in 2011, primarily due to lower realized power prices.

Plant Operating Costs and Other, which includes fuel gas consumed in generation, of US$92 million and US$183 million for the three and six months ended June 30, 2012, respectively, decreased US$36 million and US$67 million compared to the same period in 2011, primarily due to lower natural gas fuel prices.

As at June 30, 2012, approximately 2,500 GWh or 46 per cent and 2,200 GWh or 26 per cent of U.S. Power's planned generation is contracted for the remainder 2012 and fiscal 2013, respectively.  Planned generation fluctuates depending on hydrology, wind conditions, commodity prices and the resulting dispatch of the assets.  Power sales fluctuate based on customer usage.

SECOND QUARTER REPORT 2012
TRANSCANADA [21

Natural Gas Storage

Natural Gas Storage’s Comparable EBITDA for the three and six month periods ended June 30, 2012 was $17 million and $30 million, respectively, compared to $17 million and $45 million, respectively, for the same periods in 2011.  The decrease in Comparable EBITDA in the six months ended June 30, 2012 compared to the same period in 2011 was primarily due to lower realized natural gas price spreads in first quarter 2012.

Other Income Statement Items

Comparable Interest Expense(1)

	Three months ended		Six months ended
(unaudited)	June 30		June 30
(millions of dollars)	2012	2011	2012	2011

Interest on long-term debt(2)
Canadian dollar-denominated	127	122	255	244
U.S. dollar-denominated	183	180	369	362
Foreign exchange	-	(5)	-	(8)
	310	297	624	598

Other interest and amortization	5	7	7	13
Capitalized interest	(76)	(68)	(150)	(165)
Comparable Interest Expense(1)	239	236	481	446

(1)	Refer to the Non-GAAP Measures section in this MD&A for further discussion of Comparable Interest Expense.
(2)	Includes interest on Junior Subordinated Notes.

Comparable Interest Expense of $239 million and $481 million for the three and six months ended June 30, 2012 increased $3 million and $35 million, respectively, compared to the same periods in 2011. The increase in interest expense for the six months ended June 30, 2012 was primarily due to incremental interest expense on debt issues of US$500 million in March 2012 and $750 million in November 2011 and a TC PipeLines, LP debt issue of US$350 million in June 2011, as well as the negative impact of a stronger U.S. dollar on U.S. dollar-denominated interest, and lower capitalized interest for Keystone, Coolidge and Guadalajara as a result of placing these assets in service, partially offset by higher realized gains in 2012 compared to 2011 from derivatives used to manage the Company’s exposure to rising interest rates and the impact of Canadian and U.S. dollar-denominated debt maturities in 2012 and 2011.

Comparable Interest Income and Other of $19 million and $44 million for the three and six months ended June 30, 2012 decreased $9 million and $12 million, respectively, compared to the same periods in 2011. These decreases were primarily due to lower realized gains in 2012 compared to 2011 on derivatives used to manage the Company’s net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income.

Comparable Income Taxes were $91 million and $231 million in the three and six months ended June 30, 2012, respectively, compared to $139 million and $326 million for the same periods in 2011.  The decreases were primarily due to lower pre-tax earnings in 2012 compared to 2011 and changes in the proportion of income earned between Canadian and foreign jurisdictions.

SECOND QUARTER REPORT 2012
TRANSCANADA [22

Liquidity and Capital Resources

TransCanada believes that its financial position remains sound as does its ability to generate cash in the short and long term to provide liquidity, maintain financial capacity and flexibility, and provide for planned growth.  TransCanada’s liquidity is underpinned by predictable cash flow from operations, available cash balances and unutilized committed revolving bank lines of US$1.0 billion, US$1.0 billion, US$300 million and $2.0 billion, maturing in October 2012, November 2012, February 2013 and October 2016, respectively.  These facilities also support the Company’s three commercial paper programs.  In addition, at June 30, 2012, TransCanada’s proportionate share of unutilized capacity on committed bank facilities at the Company’s operated affiliates was $89 million with maturity dates in 2016.  As at June 30, 2012, TransCanada had remaining capacity of $2.0 billion, $1.25 billion and US$3.5 billion under its equity, Canadian debt and U.S. debt shelf prospectuses, respectively.  TransCanada’s liquidity, market and other risks are discussed further in the Risk Management and Financial Instruments section in this MD&A.

Operating Activities

Funds Generated from Operations(1)

	Three months ended		Six months ended
(unaudited)	June 30		June 30
(millions of dollars)	2012	2011	2012	2011

Cash Flows
Funds generated from operations(1)	729	847	1,600	1,691
Decrease/(increase) in operating working capital	14	46	(155)	65
Net cash provided by operations	743	893	1,445	1,756

(1)	Refer to the Non-GAAP Measures section in this MD&A for further discussion of Funds Generated from Operations.

Net Cash Provided by Operations decreased $150 million and $311 million in the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011, largely as a result of fluctuations in operating working capital.

As at June 30, 2012, TransCanada’s current assets were $2.8 billion and current liabilities were $5.4 billion resulting in a working capital deficiency of $2.6 billion. The Company believes this shortfall can be managed through its ability to generate cash flow from operations as well as its ongoing access to capital markets.

Investing Activities

In the three and six months ended June 30, 2012, capital expenditures totalled $397 million and $861 million, respectively (2011– $487 million and $1,088 million, respectively) primarily related to the expansion of the Alberta System and expansion of the Keystone Pipeline System.  Equity investments of $197 million and $413 million for the three and six months ended June 30, 2012, respectively (2011 - $121 million and $238 million, respectively) were primarily related to the Company’s investment in the refurbishment and restart of Bruce Power Units 1 and 2.

Financing Activities

In March 2012, TransCanada PipeLines Limited (TCPL) issued US$500 million of senior notes maturing on March 2, 2015 and bearing interest at an annual rate of 0.875 per cent.  These notes were issued under the US$4.0 billion debt shelf prospectus filed in November 2011.  The net proceeds of this offering were used for general corporate purposes and to reduce short-term indebtedness.

SECOND QUARTER REPORT 2012
TRANSCANADA [23

In May 2012, TCPL retired US$200 million of 8.625 per cent senior notes.  In January 2012, TransCanada PipeLine USA Ltd. repaid the remaining principal of US$500 million on its five-year term loan.

The Company believes it has the capacity to fund its existing capital program through internally-generated cash flow, continued access to capital markets and liquidity underpinned by in excess of $4 billion of committed credit facilities.  TransCanada’s financial flexibility is further bolstered by opportunities for portfolio management, including an ongoing role for TC PipeLines, LP.

Dividends

On July 26, 2012, TransCanada’s Board of Directors declared a quarterly dividend of $0.44 per share for the quarter ending September 30, 2012 on the Company’s outstanding common shares.  The dividend is payable on October 31, 2012 to shareholders of record at the close of business on September 28, 2012.  In addition, quarterly dividends of $0.2875 and $0.25 per Series 1 and Series 3 preferred share, respectively, were declared for the quarter ending September 30, 2012.  The dividends are payable on September 28, 2012 to shareholders of record at the close of business on August 31, 2012.  Furthermore, a quarterly dividend of $0.275 per Series 5 preferred share was declared for the period ending October 30, 2012, payable on October 30, 2012 to shareholders of record at the close of business on September 28, 2012.

Contractual Obligations

There have been no material changes, except for decreases to market-based commodity purchase commitments of approximately $1.1 billion, to TransCanada’s contractual obligations from December 31, 2011 to June 30, 2012, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to the MD&A in TransCanada’s 2011 Annual Report.

Significant Accounting Policies and Critical Accounting Estimates

The condensed consolidated financial statements of TransCanada have been prepared by management in accordance with U.S. GAAP. Comparative figures, which were previously presented in accordance with CGAAP, have been adjusted as necessary to be compliant with the Company’s accounting policies under U.S. GAAP.  The amounts adjusted for U.S. GAAP in these condensed consolidated financial statements for the three and six months ended June 30, 2011 are the same as those that have been previously reported in the Company’s June 30, 2011 Reconciliation to U.S. GAAP.  The amounts adjusted for U.S. GAAP at December 31, 2011 are the same as those reported in Note 25 of TransCanada’s 2011 audited Consolidated Financial Statements included in TransCanada’s 2011 Annual Report.  The significant accounting policies and critical accounting estimates applied are consistent with those outlined in TransCanada’s 2011 Annual Report, except as described below, which outlines the Company’s significant accounting policies that have changed upon adoption of U.S. GAAP.

To prepare financial statements that conform with U.S. GAAP, TransCanada is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions.

SECOND QUARTER REPORT 2012
TRANSCANADA [24

Changes in Accounting Policies

Changes to Significant Accounting Policies Upon Adoption of U.S. GAAP

Principles of Consolidation
The condensed consolidated financial statements include the accounts of TransCanada and its subsidiaries. The Company consolidates its interests in entities over which it is able to exercise control. To the extent there are interests owned by other parties, these interests are included in Non-Controlling Interests.  TransCanada uses the equity method of accounting for corporate joint ventures in which the Company is able to exercise joint control and for investments in which the Company is able to exercise significant influence.  TransCanada records its proportionate share of undivided interests in certain assets.

Inventories
Inventories primarily consist of materials and supplies, including spare parts and fuel, and natural gas inventory in storage, and are recorded at the lower of weighted average cost or market.

Income Taxes
The Company uses the liability method of accounting for income taxes. This method requires the recognition of deferred income tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period during which they occur except for changes in balances related to the Canadian Mainline, Alberta System and Foothills, which are deferred until they are refunded or recovered in tolls, as permitted by the NEB.

Canadian income taxes are not provided on the unremitted earnings of foreign investments that the Company does not intend to repatriate in the foreseeable future.

Employee Benefit and Other Plans
The Company sponsors defined benefit pension plans (DB Plans), defined contribution plans (DC Plans), a Savings Plan and other post-retirement benefit plans. Contributions made by the Company to the DC Plans and Savings Plan are expensed in the period in which contributions are made. The cost of the DB Plans and other post-retirement benefits received by employees is actuarially determined using the projected benefit method pro-rated based on service and management’s best estimate of expected plan investment performance, salary escalation, retirement age of employees and expected health care costs.

The DB Plans’ assets are measured at fair value. The expected return on the DB Plans’ assets is determined using market-related values based on a five-year moving average value for all of the DB Plans’ assets. Past service costs are amortized over the expected average remaining service life of the employees. Adjustments arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The Company recognizes the overfunded or underfunded status of its DB Plans as an asset or liability on its Balance Sheet and recognizes changes in that funded status through Other Comprehensive (Loss)/Income (OCI) in the year in which the change occurs.  The excess of net actuarial gains or losses over 10 per cent of the greater of the benefit obligation and the market-related value of the DB Plans’ assets, if any, is amortized out of Accumulated Other Comprehensive (Loss)/Income (AOCI) over the average remaining service period of the active employees.  For certain regulated operations, post-retirement benefit amounts are recoverable through tolls as benefits are funded.  The Company records any unrecognized gains and losses or changes in actuarial assumptions related to these post-retirement benefit plans as either regulatory assets or liabilities.  The regulatory assets or liabilities are amortized on a straight-line basis over the average remaining service life of active employees.  When the restructuring of a benefit plan gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

SECOND QUARTER REPORT 2012
TRANSCANADA [25

The Company has medium-term incentive plans, under which payments are made to eligible employees. The expense related to these incentive plans is accounted for on an accrual basis. Under these plans, benefits vest when certain conditions are met, including the employees’ continued employment during a specified period and achievement of specified corporate performance targets.

Long-Term Debt Transaction Costs
The Company records long-term debt transaction costs as deferred assets and amortizes these costs using the effective interest method for all costs except those related to the Canadian natural gas regulated pipelines, which continue to be amortized on a straight-line basis in accordance with the provisions of tolling mechanisms.

Guarantees
Upon issuance, the Company records the fair value of certain guarantees. The fair value of these guarantees is estimated by discounting the cash flows that would be incurred by the Company if letters of credit were used in place of the guarantees. Guarantees are recorded as an increase to Equity Investments, Plant, Property and Equipment, or a charge to Net Income, and a corresponding liability is recorded in Deferred Amounts.

Changes in Accounting Policies for 2012

Fair Value Measurement
Effective January 1, 2012, the Company adopted the Accounting Standards Update (ASU) on fair value measurements as issued by the Financial Accounting Standards Board (FASB).  Adoption of the ASU has resulted in an increase in the qualitative and quantitative disclosures regarding Level III measurements.

Intangibles – Goodwill and Other
Effective January 1, 2012, the Company adopted the ASU on testing goodwill for impairment as issued by the FASB. Adoption of the ASU has resulted in a change in the accounting policy related to testing goodwill for impairment, as the Company is now permitted under U.S. GAAP to first assess qualitative factors affecting the fair value of a reporting unit in comparison to the carrying amount as a basis for determining whether it is required to proceed to the two-step quantitative impairment test.

Future Accounting Changes

Balance Sheet Offsetting/Netting
In December 2011, the FASB issued amended guidance to enhance disclosures that will enable users of the financial statements to evaluate the effect, or potential effect, of netting arrangements on an entity’s financial position. The amendments result in enhanced disclosures by requiring additional information regarding financial instruments and derivative instruments that are either offset in accordance with current U.S. GAAP or subject to an enforceable master netting arrangement.  This guidance is effective for annual periods beginning on or after January 1, 2013.  Adoption of these amendments is expected to result in an increase in disclosure regarding financial instruments which are subject to offsetting as described in this amendment.

SECOND QUARTER REPORT 2012
TRANSCANADA [26

Financial Instruments and Risk Management

TransCanada continues to manage and monitor its exposure to market risk, counterparty credit risk and liquidity risk.

Counterparty Credit and Liquidity Risk
TransCanada’s maximum counterparty credit exposure with respect to financial instruments at the balance sheet date, without taking into account security held, consisted of accounts receivable, the fair value of derivative assets and notes receivable. The carrying amounts and fair values of these financial assets, except amounts for derivative assets, are included in Accounts Receivable and Other in the Non-Derivative Financial Instruments Summary table below. Letters of credit and cash are the primary types of security provided to support these amounts. The majority of counterparty credit exposure is with counterparties who are investment grade. At June 30, 2012, there were no significant amounts past due or impaired.

At June 30, 2012, the Company had a credit risk concentration of $288 million due from a counterparty. This amount is expected to be fully collectible and is secured by a guarantee from the counterparty’s parent company.

The Company continues to manage its liquidity risk by ensuring sufficient cash and credit facilities are available to meet its operating and capital expenditure obligations when due, under both normal and stressed economic conditions.

Net Investment in Self-Sustaining Foreign Operations
The Company hedges its net investment in self-sustaining foreign operations on an after-tax basis with U.S. dollar-denominated debt, cross-currency interest rate swaps, forward foreign exchange contracts and foreign exchange options. At June 30, 2012, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $10.4 billion (US$10.2 billion) and a fair value of $13.3 billion (US$13.1 billion). At June 30, 2012, $63 million (December 31, 2011 - $79 million) was included in Other Current Assets, $51 million (December 31, 2011 - $66 million) was included in Intangibles and Other Assets, $13 million (December 31, 2011 - $15 million) was included in Accounts Payable and $57 million (December 31, 2011 - $41 million) was included in Deferred Amounts for the fair value of forwards and swaps used to hedge the Company’s net U.S. dollar investment in self-sustaining foreign operations.

Derivatives Hedging Net Investment in Self-Sustaining Foreign Operations
The fair values and notional principal amounts for the derivatives designated as a net investment hedge were as follows:

	June 30, 2012		December 31, 2011
Asset/(Liability) (unaudited) (millions of dollars)	Fair Value(1)	Notional or Principal Amount	Fair Value(1)	Notional or Principal Amount

U.S. dollar cross-currency swaps
(maturing 2012 to 2019)(2)	44	US 4,050	93	US 3,850
U.S. dollar forward foreign exchange contracts
(maturing 2012)	-	US 700	(4)	US 725

	44	US 4,750	89	US 4,575

(1)	Fair values equal carrying values.

SECOND QUARTER REPORT 2012
TRANSCANADA [27

(2)
Consolidated Net Income in the three and six months ended June 30, 2012 included net realized gains of $7 million and $14 million, respectively (2011 – gains of $7 million and $12 million, respectively) related to the interest component of cross-currency swap settlements.

Non-Derivative Financial Instruments Summary
The carrying and fair values of non-derivative financial instruments were as follows:

	June 30, 2012		December 31, 2011
(unaudited) (millions of dollars)	Carrying Amount(1)	Fair Value(2)	Carrying Amount(1)	Fair Value(2)

Financial Assets
Cash and cash equivalents	490	490	654	654
Accounts receivable and other(3)	1,267	1,319	1,359	1,403
Available-for-sale assets(3)	35	35	23	23
	1,792	1,844	2,036	2,080

Financial Liabilities(4)
Notes payable	2,449	2,449	1,863	1,863
Accounts payable and deferred amounts(5)	1,044	1,044	1,329	1,329
Accrued interest	363	363	365	365
Long-term debt	18,417	23,862	18,659	23,757
Junior subordinated notes	1,018	1,049	1,016	1,027
	23,291	28,767	23,232	28,341

(1)
Recorded at amortized cost, except for US$350 million (December 31, 2011 – US$350 million) of Long-Term Debt that is recorded at fair value.  This debt which is recorded at fair value on a recurring basis is classified in Level II of the fair value category using the income approach based on interest rates from external data service providers.

(2)
The fair value measurement of financial assets and liabilities recorded at amortized cost for which the fair value is not equal to the carrying value would be included in Level II of the fair value hierarchy using the income approach based on interest rates from external data service providers.

(3)
At June 30, 2012, the Condensed Consolidated Balance Sheet included financial assets of $1.0 billion (December 31, 2011 – $1.1 billion) in Accounts Receivable, $40 million (December 31, 2011 – $41 million) in Other Current Assets and $262 million (December 31, 2011 - $247 million) in Intangibles and Other Assets.

(4)
Consolidated Net Income in the three and six months ended June 30, 2012 included a gain of $3 million and a loss of $12 million, respectively (2011 – losses of $2 million and $11 million, respectively) for fair value adjustments related to interest rate swap agreements on US$350 million (2011 – US$350 million) of Long-Term Debt. There were no other unrealized gains or losses from fair value adjustments to the non-derivative financial instruments.

(5)
At June 30, 2012, the Condensed Consolidated Balance Sheet included financial liabilities of $919 million (December 31, 2011 – $1,192 million) in Accounts Payable and $125 million (December 31, 2011 - $137 million) in Deferred Amounts.

SECOND QUARTER REPORT 2012
TRANSCANADA [28
Derivative Financial Instruments Summary
Information for the Company’s derivative financial instruments, excluding hedges of the Company’s net investment in self-sustaining foreign operations, is as follows:

June 30, 2012
(unaudited) (millions of Canadian dollars unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)
Assets	$224	$150	$1	$18
Liabilities	$(255)	$(187)	$(18)	$(18)
Notional Values
Volumes(3)
Purchases	33,110	109	-	-
Sales	33,374	85	-	-
Canadian dollars	-	-	-	620
U.S. dollars	-	-	US 1,369	US 200
Cross-currency	-	-	47/US 37	-

Net unrealized (losses)/gains in the period(4)
Three months ended June 30, 2012	$(12)	$4	$(14)	-
Six months ended June 30, 2012	$(19)	$(10)	$(8)	-

Net realized (losses)/gains in the period(4)
Three months ended June 30, 2012	$(6)	$(5)	$6	-
Six months ended June 30, 2012	$9	$(15)	$15	-

Maturity dates	2012-2016	2012-2016	2012-2013	2013-2016

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(2)
Assets	$38	-	-	$12
Liabilities	$(242)	$(15)	$(36)	-
Notional Values
Volumes(3)
Purchases	22,279	4	-	-
Sales	9,310	-	-	-
U.S. dollars	-	-	US 42	US 350
Cross-currency	-	-	136/US 100	-

Net realized (losses)/gains in the period(4)
Three months ended June 30, 2012	$(26)	$(8)	-	$2
Six months ended June 30, 2012	$(58)	$(14)	-	$3

Maturity dates	2012-2018	2012-2013	2012-2014	2013-2015

(1)
All derivative financial instruments held for trading have been entered into for risk management purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

(2)	Fair values equal carrying values.
(3)	Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.
(4)
Realized and unrealized gains and losses on derivative financial instruments held for trading used to purchase and sell power and natural gas are included net in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in cash flow hedging relationships is initially recognized in Other Comprehensive Income and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $12 million and a notional amount of US$350 million. Net realized gains on fair value hedges for the three and six months ended June 30, 2012 were $2 million and $4 million, respectively, and were included in Interest Expense. In the three and six months ended June 30, 2012, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

SECOND QUARTER REPORT 2012
TRANSCANADA [29
(6)
For the three and six months ended June 30, 2012, there were no gains or losses included in Net Income for discontinued cash flow hedges where it was probable that the anticipated transaction would not occur. No amounts have been excluded from the assessment of hedge effectiveness.

2011
(unaudited) (millions of Canadian dollars unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)(3)
Assets	$185	$176	$3	$22
Liabilities	$(192)	$(212)	$(14)	$(22)
Notional Values(3)
Volumes(4)
Purchases	21,905	103	-	-
Sales	21,334	82	-	-
Canadian dollars	-	-	-	684
U.S. dollars	-	-	US 1,269	US 250
Cross-currency	-	-	47/US 37	-

Net unrealized gains/(losses) in the period(5)
Three months ended June 30, 2011	$4	$(9)	$(2)	$1
Six months ended June 30, 2011	$3	$(26)	-	-

Net realized gains/(losses) in the period(5)
Three months ended June 30, 2011	$6	$(15)	$12	-
Six months ended June 30, 2011	$5	$(41)	$33	$1

Maturity dates	2012-2016	2012-2016	2012	2012-2016

Derivative Financial Instruments in Hedging Relationships(6)(7)
Fair Values(2)(3)
Assets	$16	$3	-	$13
Liabilities	$(277)	$(22)	$(38)	$(1)
Notional Values(3)
Volumes(4)
Purchases	17,188	8	-	-
Sales	8,061	-	-	-
U.S. dollars	-	-	US 73	US 600
Cross-currency	-	-	136/US 100	-

Net realized losses in the period(5)
Three months ended June 30, 2011	$(13)	$(5)	-	$(4)
Six months ended June 30, 2011	$(56)	$(8)	-	$(9)

Maturity dates	2012-2017	2012-2013	2012-2014	2012-2015

(1)
All derivative financial instruments held for trading have been entered into for risk management purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

(2)	Fair values equal carrying values.
(3)	As at December 31, 2011.
(4)	Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.
(5)
Realized and unrealized gains and losses on derivative financial instruments held for trading used to purchase and sell power and natural gas are included net in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in cash flow hedging relationships is initially recognized in Other Comprehensive Income and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

SECOND QUARTER REPORT 2012
TRANSCANADA [30

(6)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $13 million and a notional amount of US$350 million at December 31, 2011. Net realized gains on fair value hedges for the three and six months ended June 30, 2011 were $2 million and $4 million, respectively, and were included in Interest Expense. In the three and six months ended June 30, 2011, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(7)
For the three and six months ended June 30, 2011, there were no gains or losses included in Net Income for discontinued cash flow hedges where it was probable that the anticipated transaction would not occur. No amounts were excluded from the assessment of hedge effectiveness.

Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company’s Balance Sheet was as follows:

(unaudited) (millions of dollars)	June 30 2012	December 31 2011

Current
Other current assets	343	361
Accounts payable	(510)	(485)

Long term
Intangibles and other assets	214	202
Deferred amounts	(331)	(349)

Derivatives in Cash Flow Hedging Relationships

The components of OCI related to derivatives in cash flow hedging relationships are as follows:

	Cash Flow Hedges
Three months ended June 30 (unaudited)	Power		Natural Gas		Foreign Exchange		Interest
(millions of dollars, pre-tax)	2012	2011	2012	2011	2012	2011	2012	2011

Changes in fair value of derivative instruments recognized in OCI (effective portion)	44	(48)	(4)	(14)	4	(1)	-	(3)
Reclassification of gains and (losses) on derivative instruments from AOCI to Net Income (effective portion)	28	(2)	15	24	-	-	4	8
Gains on derivative instruments recognized in earnings (ineffective portion)	7	1	1	1	-	-	-	-

	Cash Flow Hedges
Six months ended June 30 (unaudited)	Power		Natural Gas		Foreign Exchange		Interest
(millions of dollars, pre-tax)	2012	2011	2012	2011	2012	2011	2012	2011

Changes in fair value of derivative instruments recognized in OCI (effective portion)	(22)	(104)	(14)	(25)	1	(7)	-	(3)
Reclassification of gains on derivative instruments from AOCI to Net Income (effective portion)	75	32	28	52	-	-	10	17
Gains and (losses) on derivative instruments recognized in earnings (ineffective portion)	1	-	(1)	(1)	-	-	-	-

SECOND QUARTER REPORT 2012
TRANSCANADA [31

Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk.  These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade.  Based on contracts in place and market prices at June 30, 2012, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position was $86 million (2011 - $96 million), for which the Company had provided collateral of $23 million (2011 - $5 million) in the normal course of business.  If the credit-risk-related contingent features in these agreements were triggered on June 30, 2012, the Company would have been required to provide additional collateral of $63 million (2011 - $91 million) to its counterparties.  Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.  The Company has sufficient liquidity in the form of cash and undrawn committed revolving bank lines to meet these contingent obligations should they arise.

Fair Value Hierarchy

The Company’s assets and liabilities recorded at fair value have been classified into three categories based on the fair value hierarchy.

In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date.

In Level II, the fair value of interest rate and foreign exchange derivative assets and liabilities is determined using the income approach.  The fair value of power and gas commodity assets and liabilities is determined using the market approach.  Under both approaches, valuation is based on the extrapolation of inputs, other than quoted prices included within Level I, for which all significant inputs are observable directly or indirectly. Such inputs include published exchange rates, interest rates, interest rate swap curves, yield curves, and broker quotes from external data service providers.  Transfers between Level I and Level II would occur when there is a change in market circumstances.  There were no transfers between Level I and Level II in the six months ended June 30, 2012 and 2011.

In Level III, the fair value of assets and liabilities measured on a recurring basis is determined using a market approach based on inputs that are unobservable and significant to the overall fair value measurement.  Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which inputs are considered to be observable.  As contracts near maturity and observable market data becomes available, they are transferred out of Level III and into Level II.

Long-dated commodity transactions in certain markets where liquidity is low are included in Level III of the fair value hierarchy, as the related commodity prices are not readily observable. Long-term electricity prices are estimated using a third-party modelling tool which takes into account physical operating characteristics of generation facilities in the markets in which the Company operates.  Inputs into the model include market fundamentals such as fuel prices, power supply additions and retirements, power demand, seasonal hydro conditions and transmission constraints.  Long-term North American natural gas prices are based on a view of future natural gas supply and demand, as well as exploration and development costs. Long-term prices are reviewed by management and the Board on a periodic basis. Significant decreases in fuel prices or demand for electricity or natural gas, or increases in the supply of electricity or natural gas would result in a lower fair value measurement of contracts included in Level III.

SECOND QUARTER REPORT 2012
TRANSCANADA [32

The fair value of the Company’s assets and liabilities measured on a recurring basis, including both current and non-current portions, are categorized as follows:

	Quoted Prices in Active Markets (Level I)		Significant Other Observable Inputs (Level II)		Significant Unobservable Inputs (Level III)		Total
(unaudited) (millions of dollars, pre-tax)	Jun 30 2012	Dec 31 2011	Jun 30 2012	Dec 31 2011	Jun 30 2012	Dec 31 2011	Jun 30 2012	Dec 31 2011
Derivative Financial Instrument Assets:
Interest rate contracts	-	-	30	36	-	-	30	36
Foreign exchange contracts	-	-	114	141	-	-	114	141
Power commodity contracts	-	-	245	201	11	-	256	201
Gas commodity contracts	114	124	32	55	-	-	146	179
Derivative Financial Instrument Liabilities:
Interest rate contracts	-	-	(18)	(23)	-	-	(18)	(23)
Foreign exchange contracts	-	-	(123)	(102)	-	-	(123)	(102)
Power commodity contracts	-	-	(487)	(454)	(4)	(15)	(491)	(469)
Gas commodity contacts	(176)	(208)	(22)	(26)	-	-	(198)	(234)
Non-Derivative Financial Instruments:
Available-for-sale assets	35	23	-	-	-	-	35	23
	(27)	(61)	(229)	(172)	7	(15)	(249)	(248)

The following table presents the net change in the Level III fair value category:

	Derivatives(1)(2)
	Three months ended		Six months ended
(unaudited)	June 30		June 30
(millions of dollars, pre-tax)	2012	2011	2012	2011

Balance at beginning of period	(11)	(13)	(15)	(8)
New contracts	-	-	-	1
Settlements	(1)	-	(1)	-
Transfers out of Level III(3)	1	-	1	-
Total gains/(losses) included in OCI	18	(17)	22	(23)
Balance at end of period	7	(30)	7	(30)

(1)	The fair value of derivative assets and liabilities is presented on a net basis.
(2)	For the three and six months ended June 30, 2012, there were no unrealized gains or losses included in Net Income attributable to derivatives that were still held at the reporting date (2011 – nil).
(3)	As contracts near maturity, they are transferred out of Level III and into Level II.

A 10 per cent increase or decrease in commodity prices, with all other variables held constant, would result in a $12 million decrease or increase, respectively, in the fair value of outstanding derivative financial instruments included in Level III as at June 30, 2012.

Other Risks

Additional risks faced by the Company are discussed in the MD&A in TransCanada’s 2011 Annual Report. These risks remain substantially unchanged since December 31, 2011.

SECOND QUARTER REPORT 2012
TRANSCANADA [33

Controls and Procedures

As of June 30, 2012, an evaluation was carried out under the supervision of, and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of TransCanada’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the SEC. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of TransCanada’s disclosure controls and procedures were effective at a reasonable assurance level as at June 30, 2012.

During the quarter ended June 30, 2012, there have been no changes in TransCanada’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Outlook

Since the disclosure in TransCanada's 2011 Annual Report, the Company's overall earnings outlook for 2012 will be negatively impacted by the Sundance A PPA arbitration decision received in July 2012 which will result in the Company not recording earnings from the Sundance A PPA until the units are returned to service, which is not expected to occur in 2012. The delay in the return to service of Bruce Power’s Unit 2 will also have a moderately adverse impact on the Company's earnings outlook. In addition, reduced demand for natural gas and electricity due to unseasonably warm winter weather, combined with continued strong U.S. natural gas production, has resulted in historically high natural gas storage levels and low natural gas prices, which are having a negative impact on revenues in U.S. Pipelines, and power prices in Canadian and U.S. Power. The Company’s earnings outlook could also be affected by the uncertainty and ultimate resolution of the capacity pricing issues in New York and the force majeure claim at Bruce Power, as discussed in the Recent Developments section of this MD&A. For further information on outlook, refer to the MD&A in TransCanada's 2011 Annual Report.

Recent Developments

Natural Gas Pipelines

Canadian Mainline
2012-2013 Tolls Application
In 2011, TransCanada filed a comprehensive tolls application with the NEB to change the business structure and the terms and conditions of service for the Canadian Mainline.  The hearing with respect to this application began on June 4, 2012 and is scheduled to conclude at the end of September, with a decision expected in late fourth quarter 2012 or early first quarter 2013.

As part of the Mainline hearing, TransCanada filed an updated throughput forecast for 2013 through 2020. Based on natural gas prices being lower by an average of $1.40 per gigajoule compared to the previous forecast, the Western Mainline Receipts are expected to be lower, on average, by approximately 1 billion cubic feet per day over the forecasted period.

Marcellus Facilities Expansion
In May 2012, TransCanada received NEB approval with respect to an application that was re-filed in November 2011 to construct new pipeline infrastructure to provide Southern Ontario with additional natural gas supply from the Marcellus shale basin.  As a result of a number of compliance requirements associated with the approval, the current November 1, 2012 in-service date may be delayed.

SECOND QUARTER REPORT 2012
TRANSCANADA [34

Mainline New Capacity Open Season

In response to requests for capacity to bring additional Marcellus shale gas volumes into Canada, TransCanada held a new capacity open season for firm transportation service on the integrated Canadian Mainline from Niagara and Chippawa as well as from other receipt points to all delivery points, including points east of Parkway. The open season that closed in May 2012 received strong interest from shippers. TransCanada is currently in the process of executing Precedent Agreements (PAs) with the interested parties and anticipates those being completed this summer. The executed PAs will ultimately define the level of new long-term (10-year) firm transportation contracts including the specific receipt and delivery points, which in turn will determine if any additional facilities, such as between Parkway and Maple, will be required.

Alberta System
Expansion Projects
During the first half of 2012, TransCanada placed in service 10 separate pipeline projects for the Alberta System with a total cost of approximately $600 million. This included the construction of the Horn River project that expanded the Alberta System into the Horn River shale play and was placed in service in May 2012 at a cost of approximately $250 million.

The NEB has approved additional Alberta System expansions of approximately $630 million, including the Leismer-Kettle River Crossover project, a 30 inch, 77 km pipeline which was approved in June 2012.  This project has an estimated construction cost of $162 million and is intended to provide increased capacity to meet demand in Northeast Alberta.  A further approximately $340 million of projects are still awaiting NEB approval, including the Komie North project which would extend the Alberta System further into the Horn River area.

ATCO Pipelines Commercial Integration
Commercial integration of the Alberta System and ATCO Pipelines (ATCO) commenced in October 2011. TransCanada continues to work with ATCO to gather information for the final stage of the integration which is to swap assets of equal value and will require approval by both the Alberta Utilities Commission and the NEB.

NGL Extraction Convention
The Alberta System has applied for and obtained approval from the NEB to suspend the NGL Extraction Convention (NEXT) model Application. This application resulted from low natural gas prices and the potential implications of implementing NEXT on lean gas production, as well as some newly identified opportunities to increase the quantity of NGL available for extraction. Possible changes to the NEXT model will be discussed with the industry and, as part of the suspension approval, an update to the NEB is required by mid-October 2012.

Coastal GasLink Project
TransCanada has been selected by Shell Canada Limited (Shell) and its partners to design, build, own and operate the proposed Coastal GasLink project, an estimated $4 billion pipeline that will transport natural gas from the Montney gas-producing region near Dawson Creek, British Columbia (B.C.) to the recently announced LNG Canada liquefied natural gas export facility near Kitimat, B.C. The LNG Canada project is a joint venture led by Shell, with partners Korea Gas Corporation, Mitsubishi Corporation and PetroChina Company Limited.  The approximately 700 km pipeline is expected to have an initial capacity of more than 1.7 billion cubic feet per day and be placed into service toward the end of the decade.  A proposed contractual extension of the Alberta System using capacity on the Coastal GasLink pipeline, to a point near Vanderhoof, B.C., will allow TransCanada to offer gas transmission service to interconnecting natural gas pipelines serving the West Coast.  TransCanada expects to elicit interest in and commitments for such service through an open season process in late 2012.

SECOND QUARTER REPORT 2012
TRANSCANADA [35

Alaska Pipeline Project
The Alaska North Slope producers (ExxonMobil, ConocoPhillips and BP), along with TransCanada through its participation in the Alaska Pipeline Project, have agreed on a work plan aimed at commercializing North Slope natural gas resources via an LNG option. In May 2012, TransCanada received approval from the State of Alaska to curtail its activities on the Alaska/Alberta route and focus on the LNG alternative. The approval allows TransCanada to defer its obligation to file for a Federal Energy Regulatory Commission (FERC) certificate for the Alberta route beyond the original fall 2012 deadline.

Mackenzie Gas Project
Project activities have been curtailed largely due to natural gas market conditions.  TransCanada’s future funding obligations for the Aboriginal Pipeline Group during such curtailment are expected to be nominal.

Oil Pipelines

Keystone Pipeline System
In May 2012, TransCanada filed revised fixed tolls for the Cushing Extension section of the Keystone Pipeline System with both the NEB and the FERC. The revised tolls, which reflect the final project costs of the Keystone Pipeline System, became effective July 1, 2012.

Gulf Coast Project
The Company announced in February 2012 that what had previously been the Cushing to U.S. Gulf Coast portion of the Keystone XL Project has its own independent value to the marketplace and will be constructed as the stand-alone Gulf Coast Project, which is not part of the Presidential Permit process.  The 36-inch pipeline, which will extend from Cushing, Oklahoma to the U.S. Gulf Coast, is expected to have an initial capacity of up to 700,000 barrels per day (bbl/d) with an ultimate capacity of 830,000 bbl/d.  TransCanada expects to start construction this summer and place the Gulf Coast Project in service in mid to late 2013.  As of June 30, 2012, US$0.9 billion has been invested in the project. Included in the US$2.3 billion cost is US$300 million for the 76 km (47-mile) Houston Lateral pipeline that will transport crude oil to Houston refineries.

Keystone XL Pipeline
In May 2012, TransCanada filed for a Presidential Permit application (cross border permit) to the U.S. Department of State (DOS) for the Keystone XL Pipeline from the U.S./Canada border in Montana to Steele City, Nebraska. TransCanada will supplement that application with an alternative route in Nebraska as soon as that route is selected.

The Company continues to work collaboratively with the Nebraska Department of Environmental Quality (NDEQ) to finalize an alternative route for the Keystone XL Pipeline that avoids the Nebraska Sandhills and has submitted its plans for alternative routing corridors and a preferred corridor to the NDEQ. The NDEQ has conducted public open houses on the proposed routes and the state of Nebraska has indicated it expects to complete its review in the coming months.

The over three year environmental review for the Keystone XL Project completed last summer was one of the most comprehensive processes for a cross border pipeline. Based on that work, TransCanada expects its cross border permit should be processed expeditiously and a decision made once a new route in Nebraska is determined. The DOS has indicated it expects to make a decision on the project by first quarter 2013.

SECOND QUARTER REPORT 2012
TRANSCANADA [36

The approximate cost of the 36-inch line is US$5.3 billion and, subject to regulatory approvals, TransCanada expects the Keystone XL Pipeline to be in service in late 2014 or early 2015. As of June 30, 2012, US$1.5 billion has been invested in the project.

Keystone Hardisty Terminal
In May 2012, TransCanada announced that it had secured binding long-term commitments exceeding 500,000 bbl/d for the Keystone Hardisty Terminal.  As a result of strong commercial support for the project, the Company will expand the proposed two million barrel project to a 2.6 million barrel terminal located at Hardisty, Alberta.  The Keystone Hardisty Terminal Project will provide new crude oil batch accumulation tankage and pipeline infrastructure for Western Canadian producers and access to the Keystone Pipeline System. Subject to regulatory approvals, the Keystone Hardisty Terminal is expected to be operational in late 2014 and cost approximately $275 million.

Energy

Bruce Power
In March 2012, Bruce Power received authorization from the Canadian Nuclear Safety Commission (CNSC) to restart Unit 2.  In May 2012, an incident occurred within the Unit 2 electrical generator on the non-nuclear side of the plant that delayed the synchronization of Unit 2 to the Ontario electrical grid.  As a result, Bruce Power has submitted a force majeure claim to the OPA and, if accepted, the price received for power generated from the operating units of Bruce A would not be impacted. Work is currently underway to repair the Unit 2 electrical generator and Bruce Power expects commercial operations for Unit 2 to commence in fourth quarter 2012.

Bruce Power has received approval from the CNSC to remove the reactor shutdown guarantees and is proceeding with restarting the Unit 1 reactor.  Synchronization of Unit 1 to the Ontario electrical grid is expected to occur during third quarter 2012.

TransCanada’s share of the total net capital cost of the refurbishment project is expected to be approximately $2.4 billion.

In June 2012, Bruce Power returned Unit 3 to service after completing the West Shift Plus outage at a cost of approximately $300 million which commenced in November 2011.  This investment is a key part of Bruce Power’s strategy to maximize the lives of its reactors and is now expected to allow Unit 3 to produce low-cost electricity until at least 2021.

Sundance A
In December 2010, Sundance Units 1 and 2 were withdrawn from service and were subject to a force majeure claim by TransAlta Corporation (TransAlta) in January 2011.  In February 2011, TransAlta notified TransCanada that it had determined it was uneconomic to repair Units 1 and 2 and that the Sundance A PPA should therefore be terminated.

TransCanada disputed both the force majeure and economic destruction claims under the binding dispute resolution process provided in the PPA.  The binding arbitration proceedings concluded during the second quarter and a decision was received on July 20, 2012.  The arbitration panel determined that the PPA should not be terminated and ordered TransAlta to rebuild Units 1 and 2.  The panel also limited TransAlta’s force majeure claim from November 20, 2011 until such time that the units can reasonably be returned to service.  According to the terms of the arbitration decision, TransAlta has an obligation under the PPA to exercise all reasonable efforts to mitigate or limit the effects of the force majeure.  TransAlta announced that it expects the units to be returned to service in the fall of 2013.

SECOND QUARTER REPORT 2012
TRANSCANADA [37

The impact of this decision has been reflected in the results for the period ended June 30, 2012. TransCanada had accrued $188 million of EBITDA from the commencement of the outages in December 2010 to the end of March 2012 as it considered the outages to be an interruption of supply.  As a result of the decision, the Company expects to realize approximately $138 million of this amount.  The difference of $50 million has been recorded as a charge to second quarter 2012 earnings.  The net book value of the Sundance A PPA recorded in Intangibles and Other Assets remains fully recoverable under the terms of the PPA.

Ravenswood
Spot market capacity prices in the New York Zone J market have been higher on average for the first half of 2012 compared to the same period in 2011 due to the combination of higher demand curve rates which were reset in late third quarter 2011 and rule changes implemented by the New York Independent System Operator (NYISO) which affected the way certain capacity is measured in the market.  In addition, capacity prices have been positively impacted by a series of generator retirements which has reduced the amount of capacity in the market.

In 2011, TransCanada and other parties jointly filed two formal complaints with the FERC regarding application of pricing rules by the NYISO. The FERC has addressed the first of two complaints filed and has indicated it will take steps to increase transparency and accountability with regard to future Mitigation Exemption Test decisions. The second and potentially more significant complaint is still pending.

Bécancour
In June 2012, Hydro-Québec notified TransCanada it would exercise its option to extend the agreement to suspend all electricity generation from the Bécancour power plant throughout 2013. Under the terms of the suspension agreement, Hydro-Québec has the option, subject to certain conditions, to extend the suspension on an annual basis until such time as regional electricity demand levels recover. TransCanada will continue to receive capacity payments under the agreement similar to those that would have been received under the normal course of operation while energy production and payments are suspended.

Canadian Solar
In late 2011, TransCanada agreed to purchase nine Ontario solar projects from Canadian Solar Solutions Inc., with a combined capacity of 86 megawatts, for approximately $470 million. Under the terms of the agreement, each of the nine solar projects will be developed and constructed by Canadian Solar Solutions Inc. using photovoltaic panels. TransCanada will purchase each project once construction and acceptance testing have been completed and operations have begun under 20-year PPAs with the OPA under the Feed-In Tariff program in Ontario. Construction on the first two solar projects has commenced and both projects are expected to be placed in service in late 2012. TransCanada anticipates the remaining projects will be placed in service in 2013 or early 2014, subject to regulatory approvals.

Share Information

At July 24, 2012, TransCanada had 704 million issued and outstanding common shares, and had 22 million Series 1, 14 million Series 3 and 14 million Series 5 issued and outstanding first preferred shares that are convertible to 22 million Series 2, 14 million Series 4 and 14 million Series 6 preferred shares, respectively. In addition, there were eight million outstanding options to purchase common shares, of which five million were exercisable as at July 24, 2012.

SECOND QUARTER REPORT 2012
TRANSCANADA [38

Selected Quarterly Consolidated Financial Data(1)

(unaudited)	2012		2011				2010
(millions of dollars, except per share amounts)	Second	First	Fourth	Third	Second	First	Fourth	Third

Revenues	1,806	1,911	1,967	1,987	1,797	1,868	1,675	1,776
Net income attributable to controlling interests	286	366	390	399	367	425	277	393

Share Statistics
Net Income per common share
Basic	$0.39	$0.50	$0.53	$0.55	$0.50	$0.59	$0.38	$0.55
Diluted	$0.39	$0.50	$0.53	$0.55	$0.50	$0.59	$0.37	$0.55

Dividend declared per common share	$0.44	$0.44	$0.42	$0.42	$0.42	$0.42	$0.40	$0.40

(1)	The selected quarterly consolidated financial data has been prepared in accordance with U.S. GAAP and is presented in Canadian dollars.

Factors Affecting Quarterly Financial Information
In Natural Gas Pipelines, which consists primarily of the Company's investments in regulated natural gas pipelines and regulated natural gas storage facilities, annual revenues, EBIT and net income fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net income during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput volumes on U.S. pipelines, acquisitions and divestitures, and developments outside of the normal course of operations.

In Oil Pipelines, which consists of the Company’s investment in the Keystone Pipeline System, earnings are primarily generated by contractual arrangements for committed capacity that are not dependent on actual throughput.  Quarter-over-quarter revenues, EBIT and net income during any particular fiscal year remain relatively stable with fluctuations resulting from planned and unplanned outages, and changes in the amount of spot volumes transported and the associated rate charged. Spot volumes transported are affected by customer demand, market pricing, planned and unplanned outages of refineries, terminals and pipeline facilities, and developments outside of the normal course of operations.

In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues, EBIT and net income are affected by seasonal weather conditions, customer demand, market prices, hydrology, capacity prices, planned and unplanned plant outages, acquisitions and divestitures, certain fair value adjustments and developments outside of the normal course of operations.

Significant developments that affected the last eight quarters' EBIT and Net Income are as follows:

•
Second Quarter 2012, EBIT included a $50 million pre-tax ($37 million after tax) charge from the Sundance A PPA arbitration decision and net realized losses of $14 million pre-tax ($13 million after tax) from certain risk management activities.

•	First Quarter 2012, EBIT included net realized losses of $22 million pre-tax ($11 million after tax) from certain risk management activities.

•	Fourth Quarter 2011, EBIT excluded net unrealized gains of $11 million pre-tax ($9 million after tax) resulting from certain risk management activities.

SECOND QUARTER REPORT 2012
TRANSCANADA [39

•
Third Quarter 2011, Energy’s EBIT included the positive impact of higher prices for Western Power.  EBIT included net unrealized losses of $43 million pre-tax ($30 million after tax) resulting from certain risk management activities.

•
Second Quarter 2011, Natural Gas Pipelines’ EBIT included incremental earnings from Guadalajara, which was placed in service in June 2011. Energy’s EBIT included incremental earnings from Coolidge, which was placed in service in May 2011.  EBIT included net unrealized losses of $3 million pre-tax ($2 million after tax) resulting from certain risk management activities.

•
First Quarter 2011, Natural Gas Pipelines’ EBIT included incremental earnings from Bison, which was placed in service in January 2011.  Oil Pipelines began recording EBIT for the Wood River/Patoka and Cushing Extension sections of the Keystone Pipeline System in February 2011.  EBIT included net unrealized losses of $19 million pre-tax ($12 million after tax) resulting from certain risk management activities.

•
Fourth Quarter 2010, Natural Gas Pipelines’ EBIT decreased as a result of recording a $146 million pre-tax ($127 million after tax) valuation provision for advances to the Aboriginal Pipeline Group for the Mackenzie Gas Project.  Energy’s EBIT included contributions from the second phase of Kibby Wind, which was placed in service in October 2010, and net unrealized gains of $46 million pre-tax ($29 million after tax) resulting from certain risk management activities.

•
Third Quarter 2010, Natural Gas Pipelines’ EBIT increased as a result of recording nine months of incremental earnings related to the Alberta System 2010 – 2012 Revenue Requirement Settlement, which resulted in a $33 million increase to Net Income.  Energy’s EBIT included contributions from Halton Hills, which was placed in service in September 2010, and net unrealized loss of $1 million pre-tax ($1 million after tax) resulting from certain risk management activities.